Exhibit 99.3
AMENDMENT NO. 1 TO REGISTRATION RIGHTS AGREEMENT

THIS amendment no. 1 TO REGISTRATION RIGHTS agreement (this “Amendment”), dated as of March 22, 2017, is entered into by Orion Engineered Carbons S.A., a Luxembourg joint stock corporation (société anonyme) (the “Company”) and Kinove Luxembourg Holdings 1 S.à r.l., a Luxembourg limited liability company (société à responsabilité limitée) (“Kinove Holdings”).
WHEREAS, the Company, Kinove Holdings and Kinove Luxembourg Coinvestment S.C.A., a Luxembourg corporate partnership limited by shares (société en commandite par actions) (“Luxco Coinvest”) are parties to the Registration Rights Agreement, dated as of July 30, 2014 (the “Agreement”), entered into in connection with the initial public offering of common shares of the Company;
WHEREAS, it is intended that Luxco Coinvest be dissolved and put into liquidation;
WHEREAS, in connection with the liquidation of Luxco Coinvest, the liquidator will from time to time pay in-kind advances on the liquidation proceeds or in-kind boni of liquidation to owners of Luxco Coinvest by transferring to them Common Shares currently held by Luxco Coinvest; and
WHEREAS, in connection with the liquidation of Luxco Coinvest, the Company and Kinove Holdings wish to amend the Agreement as set forth herein.
NOW, THEREFORE, the parties hereto agree as follows:
1. Amendment.

(a)    For purposes of the Agreement, the term “Luxco Co-Investor” shall mean any Person who receives Common Shares from the liquidator of Luxco Coinvest (in its capacity as such), as payment in-kind of advances on the proceeds of liquidation of Luxco Coinvest or in-kind boni of the liquidation of Luxco Coinvest, and the “Registrable Securities” held by any such person as of any time shall mean the Common Shares that such person has so received from the liquidator and continues to hold at such time.

(b)    As used in the Agreement, the term “Holder” is hereby amended to mean (i) the Demand Holders, (ii) Luxco Coinvest and (iii) with respect to any offering in which one or more Luxco Co-Investors are permitted to sell their Registrable Securities pursuant to Section 1(c) or 1(d) of this Amendment, each such Luxco Co-Investor, but only with respect to such offering in which he or she is so permitted to sell and only if he or she has provided the Company with a duly executed joinder to this Agreement, substantially in the form of Annex A to this Amendment, with respect to such offering. For the avoidance of doubt, no Luxco Co-Investor shall be deemed to be, or to have the rights of, a Demand Holder, Luxco Coinvest or a member of the Kinove Holdings Affiliated Group.

(c)    With respect to any Underwritten Offering to be effected upon the request of a Demand Holder pursuant to Section 2.1 or 2.2 of the Agreement, or any Underwritten Offering to be effected in a Piggyback Registration pursuant to Section 2.4 of the Agreement, each Luxco Co-Investor who holds Registrable Securities shall be permitted to sell his or her Registrable Securities in such offering in accordance with all applicable provisions of the Agreement and shall be deemed to be a Holder with respect to such offering for all relevant purposes of the Agreement (including the rights and obligations of such a Holder thereunder). Solely for the purpose of applying any pro rata reduction in the Common Shares to be included in such offering pursuant to the priority provisions of Section 2.3 or 2.4(c), the number of Registrable Securities owned by each Holder (including any Luxco Co-Investor permitted to sell in such offering and any member of the Kinove Holdings Affiliated Group) shall be deemed to be the sum of (1) the actual number of such Holder’s Registrable Securities plus (2) any Common Shares then held for the account and benefit of such Holder by Luxco Co-Invest or its liquidator.

(d)    With respect to any offering to be effected pursuant to a Shelf Registration Statement as permitted in Section 2.1(c) of the Agreement, other than an Underwritten Offering, each Luxco Co‑Investor who holds Registrable Securities shall be permitted to sell his or her Registrable Securities in such offering in accordance with all applicable provisions of the Agreement and shall be deemed to be a Holder with respect to such offering for all relevant purposes of the Agreement, but only with the Company’s prior written consent. It is understood and agreed that, with respect to any such offering, the Company may withhold such consent for any reason or no reason or to any extent, may impose such limitations as to the number of Luxco Co-Investors entitled to participate, the number of Common Shares each may sell and the time periods during which such persons may sell and may impose such other terms and conditions on their participation as the Company may determine in its sole discretion (provided that the rights of any Luxco Co-Investor shall not be enhanced beyond those that would otherwise apply under the Agreement and the rights of any other Holder shall not be adversely affected).

2. Effect of this Amendment. As amended hereby, the Agreement remains in full force and effect. References to the Agreement as used therein and herein shall mean the Agreement as amended by this Amendment. Terms used but not defined in this Amendment shall have the meanings assigned in the Agreement, and Section references herein are to Sections of the Agreement unless otherwise indicated.

3. Governing Law. THIS AMENDMENT SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS AND DUTIES OF THE PARTIES SHALL BE GOVERNED BY, THE LAW OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.

4. Counterparts. This Amendment may be signed in any number of identical counterparts, each of which shall be deemed an original (including signatures delivered via facsimile or electronic mail) with the same effect as if the signatures thereto and hereto were upon the same instrument. The parties hereto may deliver this Amendment by facsimile or by electronic mail and each party shall be permitted to rely upon on the signatures so transmitted to the same extent and effect as if they were original signatures.

5. Headings. The headings contained in this Amendment are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

[signature page follows]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed and delivered as of the date first above written.

ORION ENGINEERED CARBONS S.A.

By:_/s/ Marc Faber______________________
Name:    Marc Faber
Title:    Authorized Signatory

By:_/s/ Charles Herlinger________________
Name:    Charles Herlinger
Title:    Chief Financial Officer

KINOVE LUXEMBOURG HOLDINGS 1 S.À R.L.

By:_/s/ Tobias Borkowski________________
Name:    Tobias Borkowski
Title:    Class A Manager

By:_/s/ Antonios Tzanetis________________
Name:    Antonios Tzanetis
Title:    Class B Manager

By:__/s/ Javier Reyes___________________
Name:    Javier Reyes
Title:    Class C Manager

[Signature Page to Amendment No. 1 to Registration Rights Agreement]

Annex A

Form of Joinder

Reference is made to (i) that certain Registration Rights Agreement, dated as of July 30, 2014 (as amended as of March 22, 2017, the “Agreement”), by and among Orion Engineered Carbons S.A. (the “Company”), Kinove Luxembourg Holdings 1 S.à r.l. and Kinove Luxembourg Coinvestment S.C.A. and (ii) the Notice of Offering, dated [•], permitting the undersigned to include up to [•] Common Shares of the Company owned by the undersigned in the offering described therein (the “Offering”). Terms used but not defined herein shall have the meanings assigned in the Agreement.
By execution of this Joinder, the undersigned agrees to become a party to the Agreement, shall have the applicable rights of a Luxco Co-Investor that is a Holder and shall observe all the obligations of a Luxco Co-Investor that is a Holder (including the lock-up provisions set forth in Section 2.5 of the Agreement and the indemnification provisions in Section 2.10 of the Agreement), in each case solely with respect to the Offering.
[With respect to any shelf offering that is not an Underwritten Offering: The Company hereby consents to the participation of the undersigned in the Offering pursuant to the applicable terms of the Agreement[, subject to the following: describe any additional restrictions or conditions that apply].]
Name: _____________________                    Address for Notices:

___________________________

___________________________

___________________________
Signature: __________________

Date:______________________

Acknowledged and Agreed:

ORION ENGINEERED CARBONS S.A.

By:__________________________________
Name:
Title:

By:__________________________________
Name:
Title: